Exhibit 99.1

Mountain Province Diamonds Announces Third Quarter and Nine Months Ended September 30, 2020 Results

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Nov. 4, 2020 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces its financial and operating results for the third quarter ("Q3 2020") and nine months ended September 30, 2020. All figures are expressed in Canadian dollars unless otherwise noted.

Operational Highlights for Third Quarter 2020 ("Q3 2020")

  821,000 tonnes treated, an 8% decrease from the 891,000 tonnes treated in Q3 2019.
  1,795,000 carats recovered at an average grade of 2.19 carats per tonne, a 17% increase compared to the 1,528,000 carats recovered at 1.71 carats per tonne of Q3 2019.
  9,881,000 total tonnes mined, a 16% decrease from 11,742,00 total tonnes mined in Q3 2019.

Financial Highlights for Third Quarter 2020 ("Q3 2020")

  Revenue from 956,000 carats sold at $47.3 million (US$35.3 million) at an average realised value of $50 per carat (US$37) compared to $54.8 million from 791,000 carats sold in Q3 2019 (US$41.6 million) at an average realized value of $69 per carat (US$53).
  Adjusted EBITDA1 of $15.3 million compared to $10.6 million in Q3 2019.
  Loss from mine operations $2.2 million compared to loss from mine operations of $6.1 million in Q3 2019.
  Cash costs of production, including capitalized stripping costs1 of $95 per tonne treated (2019: $90 per tonne) and $44 per carat recovered (2019: $53 per carat).
  Net loss at September 30, 2020 was $6.5 million or $0.03 loss per share (2019: net loss $25.8 million or $0.12 loss per share). Included in the determination of the net loss at September 30, 2020 are foreign exchange gains of $11.1 million, $8.1 million of which relates to unrealized gains on the translation of the Company's USD-denominated debt. as a result of the strengthening of the Canadian dollar versus US dollar. The remaining $3 million gain was realized on the settlement of outstanding foreign exchange contracts to sell US dollars.
[1]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's September 30, 2020 MD&A for explanation and reconciliation.

Operational Highlights for the nine months ended September 30, 2020

  26.1 million total tonnes mined, 19% decrease on comparable period (September 30, 2019: 32.1 million tonnes).
  2,510,000 tonnes of ore treated; 5% decrease from comparable period (September 30, 2019: 2,644,000 tonnes).
  4,997,000 carats recovered at an average grade of 1.99 carats per tonne, (September 30, 2019: 4,843,000 carats and 1.83 carats per tonne).

Financial Highlights for the nine months ended September 30, 2020

  Total sales revenue of $146.8 million (US$109.5 million) at an average realised value of $62 per carat (US$46) compared to $211.3 million in 2019 (US$159.1 million) at an average realized value of $84 per carat (US$63).
  Adjusted EBITDA2 of $14.2 million, down 79% (2019: $69.4 million).
  Loss from mine operations down 211% to $24.3 million (2019: earnings from mine operations $21.8 million).
  Cash costs of production, including capitalized stripping costs2, of $100 per tonne treated (2019: $103 per tonne) and $50 per carat recovered (2019: $56 per carat).
  Net loss was $74.3 million or $0.35 loss per share (2019: net loss $13 million or $0.06 loss per share). Included in the determination of the net loss for the nine months ended September 30, 2020 are unrealized foreign exchange losses of $6.3 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange losses are a result of the weakening of the Canadian dollar versus US dollar.
  Capital expenditures were $26.5 million, $17.1 million of which were deferred stripping costs, with the remaining $9.4 million accounting for sustaining capital expenditures related to mine operations.
  Quarter end cash position of $23.4 million (December 31, 2019: $34.8 million) and a net working capital of $52.1 million (December 31, 2019: $99.4 million).
[2]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's September 30, 2020 MD&A for explanation and reconciliation.

Market Highlights

During the most recent quarter, the Company re-started its traditional sales process in Antwerp, the results of which were communicated in the press release of September 21, 2020.

In Q3 2020, the Company sold 956,000 carats at an average realized value of $50 per carat (US$37) for total proceeds of $47.3 million (US$35.3 million), which comprised of sales to Dunebridge Worldwide Ltd and the Company's first traditional sale since the start of the COVID-19 pandemic.

Year to date and as of September 30, 2020, the Company generated revenue of $146.8 million (US$109.5 million) at an average realised value of $62 per carat (US$46) compared to $211.3 million in 2019 (US$159.1 million) at an average realized value of $84 per carat (US$63). It is important to note that the sales data since the start of the pandemic do not include the sale of any fancies and special diamonds.

Stuart Brown, the Company's President and Chief Executive Officer, commented:

"After a sustained period of negative news with respect to the diamond industry and dealing with the impact of the COVID-19 pandemic, we are pleased to see that the market for rough diamonds is starting to show some positive momentum.  In the third quarter we have seen prices recovering close to pre-COVID levels from the lows seen during the peak of the pandemic."

"Although demand for rough diamonds is not yet back to pre-COVID-19 levels, the low amount of supply coming into the market has helped raise industry confidence levels which has been a driving factor impacting demand and rough prices during the quarter."

"From an operational perspective, there is no doubt it has been a difficult year so far; we have had to implement numerous new procedures to mitigate the challenges posed by COVID-19. The mine operations team has adapted to the new protocols on site and production output has stabilized. COVID-19 guidelines and protocols at the mine will be in place for the foreseeable future until the situation with the virus has been resolved."

"With the successful implementation of mitigating actions at site, the start of the recovery in diamond pricing and the finalisation and extension of the short-term funding facility, we have a cautious level of confidence as we enter the final quarter of the year."

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three and nine months ended September 30, 2020 and 2019.

		Three months ended	Three months ended	Nine months ended	Nine months ended
		September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	890	1,004	2,447	2,356
*Waste tonnes mined	kilo tonnes	8,991	10,738	23,627	29,779
*Total tonnes mined	kilo tonnes	9,881	11,742	26,074	32,135
*Ore in stockpile	kilo tonnes	165	274	165	274

Processing
*Ore tonnes processed	kilo tonnes	821	891	2,510	2,644
*Average plant throughput	tonnes per day	8,924	9,900	9,061	9,721
*Average plant grade	carats per tonne	2.19	1.71	1.99	1.83
*Diamonds recovered	000's carats	1,795	1,528	4,997	4,843
Approximate diamonds recovered - Mountain Province	000's carats	880	749	2,449	2,373
Cash costs of production per tonne of ore, net of capitalized stripping **		$73	86	86	89
Cash costs of production per tonne of ore, including capitalized stripping**		$95	90	100	103
Cash costs of production per carat recovered, net of capitalized stripping**		$34	50	43	48
Cash costs of production per carat recovered, including capitalized stripping**		$44	53	50	56

Sales
Approximate diamonds sold - Mountain Province***	000's carats	956	791	2,372	2,512
Average diamond sales price per carat	US	$ 37	$ 53	$ 46	$ 63

* at 100% interest in the Gahcho Kué Mine
**See Non-IFRS Measures section of the Company's September 30, 2020 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended	Nine months ended	Nine months ended
(in thousands of Canadian dollars, except where otherwise noted)		September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Sales		$47,337	54,832	146,787	211,302
Carats sold	000's carats	956	791	2,372	2,512
Average price per carat sold	$/carat	50	69	62	84
Cost of sales per carat*	$/carat	73	77	72	75
(Loss) earnings from mine operations per carat		$(23)	(8)	(10)	9
(Loss) earnings from mine operations	%	-47%	-11%	-16%	10%
Selling, general and administrative expenses		$3,392	2,782	9,679	8,822
Operating (loss) income		$(5,712)	(11,149)	(37,168)	5,252
Net loss for the period		$(6,532)	(25,785)	(74,263)	(13,033)
Basic and diluted loss per share		$(0.03)	(0.12)	(0.35)	(0.06)
* This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers Canada.

Conference Call

Full details of the financial and operating results for the quarter ended September 30, 2020 are described in Mountain Province's condensed consolidated interim financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Mountain Province, including its' annual information form and US Form 40-F, are available on the Company's website at www.mountainprovince.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact Mountain Province at 161 Bay Street, PO Box 216, Toronto, ON, M5J 2S1, to request, free of charge, hard copies of the audited consolidated financial statements and related Management's Discussion and Analysis.

The Company will host an earnings conference call for analysts and investors on Thursday, November 5, 2020, at 11:00 a.m. Eastern Time.  The conference call can be accessed using the following details.  A replay of the call will also be available on the Company's website.

Title: Mountain Province Diamonds Inc. Q3 2020 Earnings Conference Call
Conference ID: 53381156
Date of call: 11/05/2020
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://produceredition.webcasts.com/starthere.jsp?ei=1387421&tp_key=675dd22682

Participant Toll-Free Dial-In Number:             (+1) 888 390 0546
Participant International Dial-In Number:       (+1) 416 764 8688

A replay of the webcast and audio call will be available on the Company's website.

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About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Group in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2020/04/c8345.html

%CIK: 0001004530

For further information: Stuart Brown, President, Chief Executive Officer, and Director, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Vice President, Corporate Development, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 04-NOV-20